Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes as well as the section titled “Operating and Financial Review and Prospects” included in our Annual Report on Form 20-F for the year ended December 31, 2020 (our “Form 20-F”). The financial information included in this Management’s Discussion and Analysis of Financial Condition and Results of Operations reflects only the financial information for the six months ended June 30, 2020 and 2021. The discussion of annual financial information for the years ended December 31, 2018, 2019 and 2020 are included in our Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” in our Form 20-F.

          Results of Operations

The table below sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our total revenue. This information should be read together with our consolidated financial statements and related notes as well as the section titled “Operating and Financial Review and Prospects” included in our Form 20-F. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended June 30,
	2020		2021
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(unaudited) (US$ in thousands, except for percentages)
Selected Consolidated Statements of Operations Data:
Revenue:
Service revenue
Digital entertainment	753,629	47.2	1,805,602	44.7
E-commerce and other services	631,264	39.5	1,772,040	43.8
Sales of goods	212,061	13.3	466,550	11.5
Total revenue	1,596,954	100.0	4,044,192	100.0
Cost of revenue:
Cost of service
Digital entertainment	(299,231)	(18.7)	(540,936)	(13.4)
E-commerce and other services	(673,815)	(42.2)	(1,491,286)	(36.9)
Cost of goods sold	(216,282)	(13.5)	(435,667)	(10.8)
Total cost of revenue	(1,189,328)	(74.5)	(2,467,889)	(61.0)
Gross profit	407,626	25.5	1,576,303	39.0
Operating income (expenses):
Other operating income	57,925	3.6	147,095	3.6
Sales and marketing expenses	(694,665)	(43.5)	(1,600,284)	(39.6)
General and administrative expenses	(271,480)	(17.0)	(491,850)	(12.2)
Research and development expenses	(139,933)	(8.8)	(313,693)	(7.8)
Total operating expenses	(1,048,153)	(65.6)	(2,258,732)	(55.9)
Operating loss	(640,527)	(40.1)	(682,429)	(16.9)
Interest income	15,206	1.0	14,969	0.4
Interest expense	(67,927)	(4.3)	(49,606)	(1.2)
Investment gain (loss), net	58,968	3.7	(19,770)	(0.5)
Changes in fair value of convertible notes	(87)	(0.0)	-	-
Foreign exchange gain	12,687	0.8	6,094	0.2
Loss before income tax and share of results of equity investees	(621,680)	(38.9)	(730,742)	(18.1)
Income tax expense	(51,058)	(3.2)	(126,216)	(3.1)
Share of results of equity investees	(1,588)	(0.1)	1,198	0.0
Net loss	(674,326)	(42.2)	(855,760)	(21.2)

Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020

Revenue

Our total revenue increased by 153.2% from US$1.6 billion for the six months ended June 30, 2020 to US$4.0 billion for the six months ended June 30, 2021. This increase was primarily due to increase in revenue from each of the businesses as follows:

•
Digital Entertainment: Revenue increased by 139.6% from US$753.6 million for the six months ended June 30, 2020 to US$1.8 billion for the six months ended June 30, 2021. This increase was primarily due to the increase in our active user base as well as the deepened paying user penetration, and in particular, the continued success of our self-developed game Free Fire.

•
E-commerce and other services: Revenue increased by 180.7% from US$631.3 million for the six months ended June 30, 2020 to US$1.8 billion for the six months ended June 30, 2021. This increase was primarily driven by the growth in the scale of our e-commerce marketplace, and increase in each of its revenue streams, including transaction-based fees, value-added services, and advertising, due to our continuous efforts of providing better support to our users with new features and programs.

•
Sales of goods: Revenue increased by 120.0% from US$212.1 million for the six months ended June 30, 2020 to US$466.6 million for the six months ended June 30, 2021, primarily due to the increase in our product offerings.

Cost of Revenue

Our total cost of revenue increased by 107.5% from US$1.2 billion for the six months ended June 30, 2020 to US$2.5 billion for the six months ended June 30, 2021. Our total cost of revenue as a percentage of total revenue decreased from 74.5% for the six months ended June 30, 2020 to 61.0% for the six months ended June 30, 2021.

•
Digital Entertainment: Cost of revenue increased by 80.8% from US$299.2 million for the six months ended June 30, 2020 to US$540.9 million for the six months ended June 30, 2021. The increase was largely in line with the increase in our digital entertainment revenue. Improvement in gross profit margins was largely due to higher revenue contribution from our self-developed game.

•
E-commerce and other services: Cost of revenue increased by 121.3% from US$673.8 million for the six months ended June 30, 2020 to US$1.5 billion for the six months ended June 30, 2021. The increase was primarily due to higher costs of the logistics and other value-added services that we provide to our users, and other costs incurred, in each case driven by the growth of our e-commerce marketplace. Improvement in gross profit margins was mainly due to improvement in our marketplace take-rate and our cost efficiency as we continue to enhance our service offerings.

•
Cost of goods sold: Cost of goods sold increased by 101.4% from US$216.3 million for the six months ended June 30, 2020 to US$435.7 million for the six months ended June 30, 2021. The increase was largely in line with the increase in our revenue from sales of goods.

Gross Profit

As a result of the foregoing, our gross profit was US$407.6 million for the six months ended June 30, 2020 and US$1.6 billion for the six months ended June 30, 2021. We had gross margins of 25.5% and 39.0% for the six months ended June 30, 2020 and 2021, respectively, and our digital entertainment business had gross margins of 60.3% and 70.0% for the six months ended June 30, 2020 and 2021, respectively.

Other Operating Income

Our other operating income increased by 153.9% from US$57.9 million for the six months ended June 30, 2020 to US$147.1 million for the six months ended June 30, 2021. The increase was mainly attributable to the rebates from e-commerce related logistics services providers.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 130.4% from US$694.7 million for the six months ended June 30, 2020 to US$1.6 billion for the six months ended June 30, 2021 primarily due to the increased sales and marketing expenses across our businesses. The increase in the sales and marketing expenses of our digital entertainment business was primarily due to higher online marketing costs and esports event expenses as we continue to deepen the engagement with our gamers’ community.  The increase in the sales and marketing expenses of our e-commerce business was primarily attributable to the ramping up of marketing incentives and online marketing efforts, as we continue investing in capturing market opportunities in full. The increase in the sales and marketing expenses of our digital financial services business was primarily attributable to our efforts to promote adoption of our mobile wallet services.

General and Administrative Expenses

Our general and administrative expenses increased by 81.2% from US$271.5 million for the six months ended June 30, 2020 to US$491.9 million for the six months ended June 30, 2021. This increase was primarily due to higher staff compensation and benefit costs from increased staff to support the business growth, corporate donation of S$50 million (approximately US$37.9 million) to the National University of Singapore to support research and education in the field of computing, as well as office facilities and related expenses.

Research and Development Expenses

Our research and development expenses increased by 124.2% from US$139.9 million for the six months ended June 30, 2020 to US$313.7 million for the six months ended June 30, 2021, primarily due to the increase in research and development staff force.

Non-operating Income or Losses, Net

Non-operating income or losses primarily consist of interest income, interest expense, investment gain (loss) and foreign exchange gain (loss). We recorded a net non-operating income of US$18.8 million for the six months ended June 30, 2020 compared to a net non-operating loss of US$48.3 million for the six months ended June 30, 2021. The net non-operating loss for the six months ended June 30, 2021 was primarily due to interest expenses on our convertible notes.

Income Tax Expense

We recorded income tax expense of US$51.1 million for the six months ended June 30, 2020 and US$126.2 million for the six months ended June 30, 2021. The income tax expense for the six months ended June 30, 2021 was primarily due to corporate income tax and withholding tax expenses incurred by our digital entertainment segment.

Share of Results of Equity Investees

We recorded share of losses of equity investees of US$1.6 million and share of profits of equity investees of US$1.2 million for the six months ended June 30, 2020 and 2021, respectively.

Net Loss

As a result of the foregoing, we recorded net losses of US$674.3 million and US$855.8 million for the six months ended June 30, 2020 and 2021, respectively.

Segment Reporting

We have three reportable segments, namely, digital entertainment, e-commerce and digital financial services. The chief operating decision maker reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment.

Information about segments for the six months ended June 30, 2020 and 2021 presented were as follows:

	For the Six Months Ended June 30, 2021
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	(unaudited) (US$ in thousands)
Revenue	1,805,602	2,077,487	140,039	21,064	-	4,044,192
Operating income (loss)	1,029,577	(1,084,139)	(316,648)	(84,582)	(226,637)	(682,429)
Non-operating loss, net						(48,313)
Income tax expense						(126,216)
Share of results of equity investees						1,198
Net loss						(855,760)

	For the Six Months Ended June 30, 2020
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	(unaudited) (US$ in thousands)
Revenue	753,629	706,230	22,032	115,063	-	1,596,954
Operating income (loss)	341,064	(636,541)	(193,612)	(23,632)	(127,806)	(640,527)
Non-operating income, net						18,847
Income tax expense						(51,058)
Share of results of equity investees						(1,588)
Net loss						(674,326)

(1)	A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2)
Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the chief operating decision maker as part of segment performance.